EXHIBIT (a)(2)
CONSOLIDATED CAPITAL PROPERTIES III
c/o CONCAP EQUITIES, INC.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
July 3, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 4, LLC and MacKenzie Patterson Fuller, LP (collectively the “MacKenzie Group”) initiated a new unsolicited offer to buy up to 31,714 units of limited partnership interest (the “Units”) in Consolidated Capital Properties III, a California limited partnership (the “Partnership”). The general partner of the Partnership, ConCap Equities, Inc., first became aware of the offer by the MacKenzie Group on June 22, 2007.
     The Partnership, through its general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer, primarily because the general partner does not have a reliable indicator of the fair value of the Units. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group’s offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s offer price is $20.00 per Unit, which will be reduced by the amount of any distributions declared or made between June 22, 2007 and August 3, 2007, which may be further extended.

•	The MacKenzie Group’s offer is limited to 31,714 Units. If more than 31,714 Units are validly tendered and not withdrawn, the MacKenzie Group will accept the Units on a pro rata basis (other than for those holders who select the “all or none” option). Therefore, unless the investor selects the “all or none” option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	Our records indicate that MPF DeWaay Premier Fund 2, LLC, a participant in the MacKenzie Group’s offer, and affiliates of the Mackenzie Group own an aggregate of 448 Units as of June 22, 2007. Any acquisition of Units by the Mackenzie Group as a result of the Mackenzie Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units.

•	The MacKenzie Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired. In addition, if the MacKenzie Group has not accepted your Units for payment by August 21, 2007, you may withdraw Units tendered at any time after August 21, 2007 until they are accepted for payment.

•	AIMCO Properties, L.P. (“AIMCO Properties”) and its affiliates, which collectively hold 88,471.50 Units, or 55.79 percent of the total outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The Partnership’s sole current investment property is Village Green Apartment Homes, a 164-unit apartment complex located in Altamonte, Florida. The general partner is currently considering various strategic alternatives for the Partnership, however no assurances can be given regarding the structure, timing or terms of any such action, if at all. In connection with the consideration of alternatives for the Partnership, the general partner obtained an independent appraisal for the property, which is summarized below:
°	In an appraisal report dated January 31, 2007, an appraiser concluded that the market value of the property was $9,900,000 as of January 10, 2007.
•	Since January 1, 2004, AIMCO Properties has purchased in private transactions 426 units at a price of $1.37 per Unit in 2004, 110 Units at a price ranging from $0.02 to $0.17 per Unit in 2005 and 4,412 Units and 8 Units at prices of $29.27 per Unit and $10.00 per Unit, respectively, in 2007 (through June 22).

•	Since 2004, the Partnership has declared and made the following distributions to the limited partners:

Effective	Distribution
Date	Amount Per LP Unit	Type of Distribution
2006	$34.55	Sales Proceeds
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stranger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
°	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006 and 2005, as reported by Direct Investments Spectrum, an independent, third-party source. There were no sales reported by the Direct Investments Spectrum during 2007 (through March 31) and the year ended December 31, 2004.

	HIGH	LOW
Year Ended 2006:	$35.00	$30.12
Year Ended 2005:	$34.88	$11.01
°	Set forth below are the high and low sales prices of Units during the year ended December 31, 2005, as reported by the American Partnership Board, an independent, third-party source. There were no sales reported by the American

Partnership Board during 2007 (through May 31) and the years ended December 31, 2006 and 2004.

	HIGH	LOW
Year Ended 2005:	$11.01	$11.01
•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers.
     The managing general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
ConCap Equities, Inc.
General Partner